Exhibit 11.1

DEPARTMENT 56, INC.

COMPUTATION OF NET LOSS PER SHARE

(In thousands, except per share amounts)

	QUARTER ENDED
(thousands except per share amounts)	MARCH 30, 2002	MARCH 31, 2001

Weighted average shares outstanding:
Weighted average number of common shares outstanding — basic	12,899	12,845

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	103	—

Weighted average number of common and common equivalent shares — assuming dilution	13,002	12,845

Pro forma amounts assuming the application of the change in accounting principle (adoption of SFAS 142) applied retroactively:
Reported net loss	$(90,725)	$(1,442)
Add back: Goodwill amortization, net of tax	—	694
Add back: Trademarks amortization, net of tax	—	69
Adjusted net loss	(90,725)	(679)
Add back: Cumulative effect of change in accounting principle	93,654	—
Adjusted earnings (loss) before cumulative effect of change in accounting principle	$2,929	$(679)

Basic earnings per share:
Reported net loss per share	$(7.03)	$(0.11)
Goodwill amortization	—	0.05
Trademark amortization	—	0.01
Adjusted net loss per share — basic	(7.03)	(0.05)
Add back: Cumulative effect of change in accounting principle	7.26	—
Adjusted earnings (loss) per share before cumulative effect of change in accounting principle — basic	$0.23	$(0.05)

Diluted earnings per share:
Reported net loss per share	$(6.98)	$(0.11)
Goodwill amortization	—	0.05
Trademark amortization	—	0.01
Adjusted net loss per share — assuming dilution	(6.98)	(0.05)
Add back: Cumulative effect of change in accounting principle	7.21	—
Adjusted earnings (loss) per share before cumulative effect of change in accounting principle — assuming dilution	$0.23	$(0.05)

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